Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0845 F: +1 202.637.3593 stephanihildebrandt@eversheds-sutherland.com

January 26, 2022

Via EDGAR

Ray Be

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Trinity Capital Inc.

Registration Statement on Form N-2

(File No. 333-261782)

Dear Mr. Be:

On behalf of Trinity Capital Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company via telephone on January 20, 2022 regarding the Company’s registration statement on Form N-2 (File No. 333-261782) (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was publicly filed with the SEC under the Securities Act of 1933, as amended, on December 21, 2021. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Market Opportunity (Page 7)

1.	We note the following statement under the heading “Market Opportunity” on page 7 of the Registration Statement, “We estimate that the annual U.S. venture debt and equipment financing market in 2020 exceeded $23 billion.” If available, please update this statement with data for 2021.

Response: The Company respectfully advises the Staff that it has revised its disclosure on page 7 of the Prospectus in response to the Staff’s comment.

Incorporation of Certain Information by Reference (Page 91)

2.	Under the heading “INCORPORATION OF CERTAIN INFORMATION BY REFERENCE”, please add the Form 8-K filed by the company on December 30, 2021.

Response:  The Company has updated this section as requested.

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Mr. Ray Be January 26, 2022 Page 2

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0845 or Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Stephani M. Hildebrandt
Stephani M. Hildebrandt

cc:	Steven L. Brown Sarah Stanton Cynthia M. Krus